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                            December 19, 2022

       Brian Mitts
       Interim President and Chief Financial Officer
       Vinebrook Homes Trust, Inc.
       300 Crescent Court, Suite 700
       Dallas, TX 75201

                                                        Re: Vinebrook Homes
Trust, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 23,
2022
                                                            Form 10-Q for the
quarterly period ended September 30, 2022
                                                            Filed November 14,
2022
                                                            File No. 000-56274

       Dear Brian Mitts:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       FFO, Core FFO and AFFO, page 67

   1. We note that you reconcile funds from operations (FFO) from net income (loss)
                                                        attributable to common
stockholders and net income (loss) attributable to NCI in the OP.
                                                        Based upon your
reconciliation, it appears that FFO represents FFO attributable to common shareholders and
NCI in the OP. Please revise your presentation in future filings to clearly label FFO as
FFO attributable to common shareholders and NCI in the OP.
       Form 10-Q for the quarterly period ended September 30, 2022

       Item 6. Exhibits
       Exhibit 32.1, page 61
 Brian Mitts
Vinebrook Homes Trust, Inc.
December 19, 2022
Page 2
2. Please amend your filing to include the certification pursuant to Securities Exchange Act of 1934 Rule 13a-14(b) or 15d-14(b) pertaining to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Please ensure your certification identifies the correct periodic report of the certification. This comment also applies to your quarterly report for the quarter ended June 30, 2022. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Isaac Esquivel,
Staff Accountant, at (202) 551-3395 with any questions.



FirstName LastNameBrian Mitts                                   Sincerely,
Comapany NameVinebrook Homes Trust, Inc.
                                                                Division of
Corporation Finance
December 19, 2022 Page 2                                        Office of Real
Estate & Construction
FirstName LastName